UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	X Form 10-K	__ Form 20-F	__ Form 11-K
	_ Form 10-Q	__ Form 10-D	__ Form N-SAR	__ Form N-CSR

For Period Ended: December 31, 2011

___ Transition Report on Form 10-K
___ Transition Report on Form 20-F
___ Transition Report on Form 11-K
___ Transition Report on Form 10-Q and Form 10-QSB
___ Transition Report on Form N-SAR

For the Transition Period Ended: ____________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: N/A

PART I

REGISTRANT INFORMATION

STANDARD GOLD, INC.

Full Name of Registrant

____________________________

Former Name if Applicable

900 IDS CENTER, 80 SOUTH EIGHTH STREET

Address of Principal Executive Office (Street and Number)

MINNEAPOLIS, MINNESOTA 55402-8773

City, State and Zip Code

PART II

RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

X	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.
X	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable. Not applicable.

PART III

NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period.

The Registrant completed the purchase of certain assets located in Nevada on March 15, 2011, and since that time, has been involved in completing numerous matters related to that purchase and the building out of a new business model. The Registrant has very limited staffing and extremely limited resources available to it; accordingly, the Registrant expects that it will be unable to file its Form 10-K for the year ended December 31, 2011 within the prescribed time period. The delay could not have been avoided without undue hardship or expense.

PART IV

OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

Mark D. Dacko	(612) 349-5277
(Name)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). X   Yes __ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? __ Yes X   No

Standard Gold, Inc.

(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 30, 2012	By:	/s/ Mark D. Dacko
Mark D. Dacko Chief Financial Officer